PAGE 1 of 6 PAGES



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G



            Under the Securities Exchange Act of 1934
                      (Amendment No.   1  )*



                  AMERICAN GENERAL VENTURES, INC.
                         (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.001
                  (Title of Class of Securities)

                           026-361-200
                          (CUSIP Number)



                                                                    _
Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 026-361-200      SCHEDULE 13G         PAGE 2 of 6 PAGES


1    NAME AND S.S. or I.R.S. IDENTIFICATION NO.OF REPORTING PERSON

          M.H. MEYERSON & CO., INC.  IRS NO. 13-1924455

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  _
          NOT APPLICABLE                     (a) | |
                                                  _
                                             (b) | |
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               699,001 shares

     6    SHARED VOTING POWER

               NONE

     7    SOLE DISPOSITIVE POWER

               1,099,002 shares [See Note I on Page 3]

     8    SHARED DISPOSITIVE POWER

               NONE

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,099,002 shares [See Note I on Page 3]

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                          _
                        NOT APPLICABLE              | |

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.7 PERCENT

12   TYPE OF REPORTING PERSON

               BD

 CUSIP NO. 026-361-200     SCHEDULE 13G         PAGE 3 of 6 PAGES












NOTE I    Consists of a long position of 699,001 shares of Common
          Stock plus an option to purchase 400,001 shares of Common
          Stock.

CUSIP NO. 026-361-200      SCHEDULE 13G         PAGE 4 of 6 PAGES



Item 1(a) Name of Issuer:

               AMERICAN GENERAL VENTURES, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

               3650 Austin Bluffs Parkway #138
               Colorado Springs, CO 80918

Item 2(a) Name of Person Filing:

               M.H. MEYERSON & CO., INC.

Item 2(b) Address of Principal Business Office:

               525 Washington Blvd. - 34th Floor
               Jersey City, NJ 07310

Item 2(c) Citizenship:

               New Jersey Corporation

Item 2(d) Title of Class of Securities:

               Common Stock, par value $0.001

Item 2(e) CUSIP Number:

               026-361-200

Item 3    Type of Person:

               (a) Broker/Dealer registered under Section 15 of the Act

Item 4    Ownership (at December 31, 1996):

          (a)  Amount Beneficially Owned:

                    1,099,002 shares [See Note I on page 3]

          (b)  Percent of Class:

                    9.7 Percent

CUSIP NO. 026-361-200      SCHEDULE 13G         PAGE 5 of 6 PAGES



          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or direct the vote:

                         699,001 shares
               (ii) Shared power to vote or direct the vote:

                         None

               (iii)Sole power to dispose or direct the
                    disposition of:

                         1,099,002 shares [See Note I on page 3]

               (iv) Shared power to dispose or direct the
                    disposition of:

                         None

Item 5    Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the
          Group:

               Not Applicable

Item 9    Notice of Dissolution of the Group:

               Not Applicable

CUSIP NO. 026-361-200      SCHEDULE 13G         PAGE 6 of 6 PAGES




Item 10   Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 1997


                                   M.H. MEYERSON & CO., INC.





                              BY:  /s/ Michael Silvestri
                                   Michael Silvestri, President